FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of         May 2008

Commission File Number         0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Attached as Exhibit 100 to this Form 6-K is certain information contained in the Report on Form 6-K of Teva Pharmaceutical Industries Limited (the “Registrant”) relating to the quarter ended March 31, 2008, previously filed on May 12, 2008, formatted in XBRL (Extensible Business Reporting Language). The Registrant is filing this Report on a voluntary basis.

Users of this data are advised pursuant to Rule 401 of Regulation S-T that the financial and other information contained in the XBRL documents included in this Form 6-K is unaudited and that these are not the official publicly filed financial statements of the Registrant. The purpose of submitting these XBRL formatted documents is to test the related format and technology and, as a result, investors should continue to rely on the official filed version of the furnished documents and not rely on the information in this Form 6-K, including Exhibit 100, in making investment decisions.

In accordance with Rule 402 of Regulation S-T, the information in this Form 6-K, including Exhibit 100, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By:	/s/ Dan Suesskind
Name: Dan Suesskind
Title: Chief Financial Officer

Date: May 29, 2008